October 20, 2009
By UPS overnight delivery
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn:       Mr. H. Roger Schwall, Assistant Director

Re:	Delta Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 5, 2009
Response Letter Dated June 25, 2009
Response Letter Dated July 23, 2009
Response Letter Dated September 4, 2009
File No. 000-16203
Dear Mr. Schwall:
We are in receipt of your comment letter dated October 15, 2009 with regard to the above-referenced filing.
For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.
RESPONSES TO SEC COMMENTS
Definitive Proxy Statement on Schedule 14A filed April 21, 2009
SEC Comment:
1.	We note your response to our prior comment number five. Please revise your proposed draft disclosure to discuss how difficult it was or will be to achieve the target levels that you are not disclosing due to concerns about competitive harm. See Instruction 4 to Item 402(b) of Regulation S-K. This comment also applies to your preliminary proxy statement on Schedule 14A filed on August 18, 2009.

U.S. Securities and Exchange Commission
October 20, 2009

Registrant’s Response:
Please be informed that our disclosure in future filings will provide the disclosure described in Instruction 4 to Item 402(b) of Regulation S-K. In light of the foregoing, we respectfully propose the following draft disclosure to be included in future filings, which would be updated with analysis for the applicable fiscal year:
“For Goals 1 and 2, the compensation committee sets a target award and the related performance criteria which may be expressed as a percentage of a participant’s base salary. In 2008, the compensation committee set the minimum threshold for Goal 1 at 95% of our reserve base, and the minimum threshold for Goal 2 being satisfaction of a net present value of at least 10% for new reserves. We believe it is necessary to omit disclosure of the remaining specific performance targets established under the CMS Plan because such disclosure would cause us competitive harm in the retention of our employees and in the marketplace with respect to our planned operations. The Goal 1 and Goal 2 performance targets set for 2009 are the same as 2008, as the performance targets do not generally change from year to year. Because Goal 1 is affected by commodity prices, our compensation committee believes that the current recessionary market conditions and commodity price environment will make the 2009 Goal 1 performance targets difficult to attain. Consistent with 2008, the compensation committee believes that the 2009 Goal 2 performance targets will also be difficult to attain. In an environment with average commodity prices, at least some portions of the Goal 1 and Goal 2 threshold performance targets set forth in the CMS are usually attained.”
Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008
SEC Comment:
Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
2.	We note your response to our prior comment number nine and are continuing to consider your response. We may have additional comments.
Registrant’s Response:
Please contact us to discuss any questions you may have with respect to the information previously provided to Mr. Ronald M. Winfrey in response to your prior comment.
REGISTRANT’S CLOSING COMMENTS
We acknowledge a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 20, 2009

We appreciate your consideration of these matters. If you have any questions, please feel free to contact me at 303-575-0307.
Regards,
/s/ Kevin K. Nanke
Kevin K. Nanke,
Chief Financial Officer
Enclosures

CC:	Ronald R. Levine, II, Partner — Davis, Graham and Stubbs LLP (Outside Legal Counsel)
Robert Dennis, Partner — KPMG LLP (Independent Audit Firm)
Allen Barron, Principal — RE Davis (Independent Reserve Engineers)